UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cano Health, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y103
(CUSIP Number)

Michael Racich 1601 Washington Avenue, Suite 800 Miami Beach, Florida 33139 (203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103	Page 2 of 3 Pages
SCHEDULE 13D
This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed with respect to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Cano Health, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2021 (as amended by Amendment No. 1 thereto filed on July 27, 2021, Amendment No. 2 thereto filed on March 31, 2023, Amendment No. 3 thereto filed on April 3, 2023, Amendment No. 4 thereto filed on April 10, 2023, and this Amendment No. 5, the “Schedule 13D” or this “Statement”).  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 5 is being filed to amend Item 4 and Item 7 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On April 14, 2023, counsel on behalf of the Former Directors delivered a letter (the “Counsel Letter”) to counsel to the Issuer’s board of directors (the “Board”) demanding that the Board immediately re-open the nomination and proposal window under the Issuer’s by-laws (the “Bylaws”) for a period of at least 30 days, given the recent disclosures by CEO Dr. Marlow Hernandez and the Issuer and the significant changes at the Issuer that have all occurred following the  expiration of the nomination and proposal deadline. In the Counsel Letter, the Former Directors informed counsel to the Board of the overwhelming support they have received from stockholders since issuing their public letter on April 10, 2023, and that, in their view, stockholders must be given the opportunity to vote on the Issuer’s oversight and corporate governance at the Issuer’s upcoming annual meeting of stockholder. In the Counsel Letter, the Former Directors demanded that the Board immediately issue a press release informing stockholders that the nomination and proposal window under the Bylaws is being re-opened for a period of at least 30 days following the issuance of the press release.

On April 17, 2023, the Former Directors issued a press release, a copy of which is attached as Exhibit J hereto and is  incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit thereto.

J – Press Release, dated April 17, 2023.

[Signature page follows.]

CUSIP No. 13781Y103	Page 3 of 3 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2023

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlicht
Barry S. Sternlicht